

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2013

<u>By E-Mail</u>

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **Vivus, Inc.**
> **Preliminary Proxy Statement filed by First Manhattan Co. et al.**
> **Filed May 1, 2013**
> **Soliciting Material filed pursuant to Rule 14a-12**
> **Filed May 7, 2013**
> **File No. 1-33389**

Dear Mr. Weingarten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

<u>Reasons for Our Solicitation, page 6</u>

1. We note the statement: "The Company has lost approximately two-thirds of its value from the time of FDA approval in July 2012." Please revise to disclose the basis for the statement of value. If you are referring to a decrease in stock price over time, then disclose the stock price and the dates.

2. We note the statement: "Vivus stock currently trades at a value that we believe is below the value of EU approval alone, before giving consideration to substantial value to be created by a successful US launch." Please explain how this statement

complies with Rule 14a-9, or in the alternative, please delete the cited statement. Please provide us supplementally with any support for this statement and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

Proposal 1—Election of Directors, page 9

3. We note that according to Vivus' proxy statement, there will be nine seats up for election. Please revise accordingly or disclose that shareholders will be disenfranchised with respect to three seats if they return your proxy card.

4. Please revise the first sentence at the top of page 14 to state whether each nominee and each alternate nominee has consented to being named in the proxy statement and to serve if elected.

5. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal 4—Repeal of Any Provision of the Bylaws In Effect…, page 17

6. We note that Vivus has amended its bylaws to expand the size of its board and has appointed directors to fill these additional seats. Please describe the effect of proposal 4 on the expanded board.

Solicitation of Proxies, page 20

7. We note your disclosure that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

8. In your next amendment, please revise to fill in the costs of the solicitation incurred to date.

9. We note that the soliciting materials refer to The Abernathy MacGregor Group. Please revise to include the information required by Item 4(b)(3) of Schedule 14A, or advise us.

Information Concerning Vivus, page 20

10. We note that this filing refers to the company's proxy statement for certain information. We presume that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to your intent in this regard.

11. We note the disclaimer in the last sentence: "…we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements…." We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Please revise to remove this disclaimer.

Form of Proxy

12. We note that at the end of the proxy card you state that the solicitation is not being made on behalf of the company. Please revise to state in bold type at the beginning of the proxy card that the solicitation is not being made on behalf of Vivus' board of directors. Refer to Rule 14a-4(a)(1).

Soliciting Material filed on May 7, 2013

Vivus—Why Change Is Needed Now

General

13. We note the following statements about Vivus:

- With Qsymia, 48% of patients lose 10% or more of their weight and no other weight loss agents have efficacy profiles where greater than 25% of patients lose 10% or more of their weight (page 5);

- "The equity compensation is nearly five times that of Orexigen Directors who receive 100% options" (page 15); and

- "We estimate Vivus spent $65 million on Stendra development and has at least $25 million in post-approval clinical trials and other commitments" (page 25).

Please provide supplementally to us your support for these statements relating to Vivus. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

Forward-Looking Statements, page 2

14. We refer to page 2 of the presentation materials in which you disclose that the information and data "is not guaranteed to be accurate" and that you assume no responsibility for the accuracy of the information. We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Accordingly, please refile and remove these disclaimers.

About First Manhattan Co., page 4

15. We note that in the third bullet point you state that another "company's stock doubled within four months after the New Directors were seated." Please revise to acknowledge that other factors also contributed to the increase in stock price and that such success is not indicative of future results.

Vivus Nominating and Goverance Committee Charter, page 11

16. Please revise to clarify the subheading "Public CFO."

Orexigen Board: A Case Study…, page 12

17. Please revise the slide to describe the purpose of including the business experience of Orexigen's board members when they are not your nominees.

The Vivus Board is Overpaid, page 15

18. We note your statement that "Vivus' Board compensation is inconsistent with the concept of fiduciary duty to shareholders." Please revise here and throughout to properly identify each statement that is an expression of an opinion.

Excessive Management Representation, page 17

19. We note your statement that management voting control was three times the median of Vivus' self-selected peer group. Please revise to identify the members of the peer group to which you are referring. Please also include updated information to reflect the recent expansion of the board.

No Transparency to Shareholders, Even Upon Request, page 29

20. We note the following disclosure which appears to make charges concerning improper or illegal conduct: "[d]id Vivus' exiting board members comply with all securities laws and regulations in connection with trades in Vivus stock days prior to the negative FDA Adcom on July 15, 2010?" and "[w]e calculate that Strachan sold 94.6% of his stock." Please revise to ensure that the statements comply with Rule 14a-9 and disclose the factual foundation for each statement or delete the statements. Refer to Note (b) to Rule 14a-9.

Can You Trust What Management Says, page 31

21. We note that you refer to consensus estimates here and in the next slide. Please revise to clarify whether you are referring to revenue estimates or some other metric.

22. On page 32, please revise to clarify how Vivus lacks credibility with the capital markets.

New Board, New Plan…, page 44

23. Please revise to clarify that the nominees' plans may change subject to their fiduciary duty to shareholders if elected.

Please direct any questions to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions